Exhibit 99.1

JX Luxventure Announces US$5,000,000 Shares Repurchase Program and Signs

US$30,000,000 Sales Agreement

Haikou, CHINA, June 22, 2022— JX Luxventure Limited (Nasdaq: LLL) (the "Company"), a company delivering comprehensive products solutions to global high-net-worth families serviced by our business customers with business segments covering menswear, cross-border merchandise and tourism, announced today that on June 20, 2022, the Company’s Board of Directors (the “Board”) has authorized a share repurchase program of up to US$5,000,000 of the Company’s common stock from time to time during a 12-month period by Sun “Ice” Lei, Chief Executive Officer of Company (the “Share Repurchase Program”). The Board has determined that the Share Repurchase Program is in the best interest of the Company and the Company’s shareholders based on their analysis that the current market capitalization of the Company is significantly lower than its intrinsic value and that this Share Repurchase Program will install shareholder confidence in the Company. The funds for the repurchases under the Share Repurchase Program will be personally provided by Sun “Ice” Lei. The Board will be periodically reviewing the Share Repurchase Program and may authorize adjustment of its terms and size.

The specific timing and amount of the proposed repurchases by Sun “Ice” Lei may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades or through other legally permissible means, and will be determined by the market and other conditions, securities law limitations and other applicable rules and regulations. Sun Lei will not sell the shares in the public market for at least two years.

The Company and Sun “Ice” Lei intend to make all repurchases in compliance with applicable regulatory guidelines and to administer the plan in accordance with applicable laws, including Rule 10b-8 of the Securities Exchange Act of 1934, as amended.

On June 17, 2022, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. ("JX Hainan"), a subsidiary of the Company, entered into and executed a Framework Agreement on Strategic Cooperation (the "Agreement") with Hainan Douxing Cultural Media Co., Ltd. (“Hainan Douxing”), one of the major live stream content providers with over 30 A list live streamers and reaches over 30,000,000 followers in China. Pursuant to the Agreement, Hainan Douxing will sell JX Hainan cross-border merchandise, including cosmetics and skincare products, in the amount up to USD30,000,000 on the live-stream E-commerce shows hosted by Hainan Douxing.

Ms. Sun “Ice” Lei, Chief Executive Officer of the Company commented: “We believe that the current trading price of our stock is not a true reflection of our business value. We have confidence in our business and believe the stock price will soon reflect and match our business growth. This Share Repurchase Program confirms this belief and will unlock our shareholder value.

The agreement with Hainan Douxing is the fourth major cross-border merchandise-related contract signed by the Company’s subsidiaries since late March of 2022. We expect that four major contracts signed this year will increase the revenue of our cross-border merchandise business segment significantly in 2022.”

About JX Luxventure Limited

Headquartered in Haikou, China, JX Luxventure Limited is a company delivering comprehensive products solutions to global high net worth families serviced by our business customers with business segments covering menswear, cross-border merchandise and tourism. To learn more about the Company, please visit its corporate website at en.jxluxventure.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE JX Luxventure Limited

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